Mail Stop 3233

                                                                   August 22,
2018

Via E-Mail
Lawrence M. Cuculic
Senior Vice President, General Counsel and
Corporate Secretary
Best Western International, Inc.
6201 N. 24th Parkway
Phoenix, AZ 85016

       Re:    Best Western International, Inc.
              Registration Statement on Form S-1
              Response Dated August 20, 2018
              File No. 333-226793

Dear Mr. Cuculic:

       We have reviewed your August 20, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2018 letter.

Financial Statements for the period ended May 31, 2018

(k) Significant Estimates and Assumptions, page F-8

1. We note your response to our prior comment 1. Please explain to us in greater detail how you determined that the correction of the error was not material to both current and prior periods. For example the $2.4 million adjustment to 2018 costs of sales represents over
       65% of earnings for the six months ended May 2018. Your response should include but not be limited to providing a quantitative analysis regarding the materiality of the accounts receivable overstatement and its impact on the 2017 financial statements and the expected annual operating results for fiscal year 2018.
 Lawrence M. Cuculic
Best Western International, Inc.
August 22, 2018
Page 2


       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.


                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Attorney
                                                          Office of Real Estate
and
                                                          Commodities

cc:    Edward J. Schneidman, Esq.
       Kirkland & Ellis LLP